December 21, 2004

Thomas Shields
Senior Vice President and Chief Financial Officer
Anadigics, Inc.
141 Mt. Bethel Road
Warren, New Jersey 07059

Re:	Anadigics, Inc.
	Registration Statement on Form S-3
	Filed December 2, 2004
	File No. 333-120947

Dear Mr. Shields:

      This is to advise you that the staff has reviewed only those portions of your registration statement that relate to the comment below. Where indicated, we think you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Fee Table
1. We note the reference in footnote (2) to the fee table that you are purporting to register an indeterminate number of shares of common stock that may be issued from time to time upon conversion of the notes as a result of the anti-dilution and "make - whole" provisions of such notes. Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act; Rule 416 may not be used to register an indeterminate number of shares resulting from operation of the "make-whole" provisions. You must instead register the maximum number of shares that you believe may need to be issued in connection with the triggering of any such "make-whole" provisions, based on your good faith estimate. If you are ultimately required to issue more shares than estimated in connection with those provisions, you will need to file a new registration statement to register those additional shares. See the
March 1999 Supplement to The Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, numbers 2S and 3S.
Please revise your fee table to conform to the language of Rule
416,
including eliminating the reference to "make-whole" payments.


*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Donald C. Hunt at (202) 824-5662 or me at
(202)
942-7924 with any other questions.

      Sincerely,



	David Ritenour
	Special Counsel


cc:  Stephen A. Greene, Esq. (via facsimile)

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Thomas Shields
Anadigics, Inc.
December 21, 2004
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